

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 26, 2007

Mr. John S. Christie
Chief Financial Officer, Worthington Industries, Inc.
200 Old Wilson Bridge Rd.
Columbus, OH 43085

Re: **Worthington Industries, Inc.**
Form 10-K for the fiscal year ended May 31, 2006
File No. 1-8399

Dear Mr. Christie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition
Key Economic and Industry Indicators, page 21

1. We note that the automotive end market represents approximately 33% of your net sales and that currently you are monitoring this industry as it is experiencing a downturn. We note from your November 30, 2006 Form 10-Q that this trend has continued during your fiscal year 2007. Please tell us what consideration you have given to your inventory and goodwill values as they relate to the auto industry. Tell us, and in future filings disclose what the potential impact of a continued downturn in this industry could have on your financial statements. Refer to Item 303 of Regulation S-K and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Consolidated Financial Statements

Note A – Summary of Significant Accounting Policies
Revenue Recognition, page 47

2. We read that you recognize revenues under the percentage-of-completion method within the Construction Services operating segment. Please quantify for us any such revenues recorded during each period presented in your financial statements. If the amount of such revenues is immaterial, please clarify this in future filings; otherwise, please comply with the following comments:

    - Please tell us, and disclose in future filings, your method for measuring the extent of progress towards completion (e.g. cost-to-cost). Refer to paragraph 45 of SOP 81-1.
    - Please tell us what consideration you gave to providing the disclosures indicated by Article 5-02(3)(c) and 5-02(6)(d) of Regulation S-X, including presenting costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on your balance sheet.

3. We note you disclosed in Item 1. – Business that you provide tolling services. Please quantify for us any such revenues recorded during each period presented in your financial statements. If the amount of such revenues is immaterial, please clarify this in future filings; otherwise, please comply with the following comments:
    - Please tell us, and revise future filings to disclose, when and how you recognize revenue under tolling service arrangements.
    - If applicable, separately disclose tolling service revenues and related costs of services in the statements of operations as required by Rules 5-03(1) and (2) of Regulation S-X.

Note E – Employee Pension Plans, page 53

4. We note your disclosures on page 56 concerning your obligation to pay service benefits in Austria, including your reference to the net periodic pension cost for these plans and the related actuarial assumptions. Please help us to understand how you determined that these disclosures met the requirements of SFAS 132R. If appropriate, revise your disclosure in future filings.

Note Q – Acquisitions, page 64

5. We note that you have allocated approximately 75% of the total estimated purchase price of Western Cylinder Assets to goodwill. Please provide us with a description of the factors that contributed to such a large percentage of the purchase price being allocated to goodwill. If applicable, please provide all of the disclosures required by paragraph 51(b) of SFAS 141 in future filings.

Schedule II – Valuation and Qualifying Accounts, page 67

6. We read in your MD&A on page 23 that bad debt expense decreased by $9.7 million in fiscal 2006, and that this decrease reflects the favorable settlement of your claim in a large bankruptcy case. We assume that this is the reason that Schedule II reflects negative bad debt expense of $4.7 million in the rollforward of your allowance for doubtful accounts for fiscal 2006. Please confirm our assumption, if true; otherwise, help us to understand the negative bad debt expense reflected on this schedule for fiscal 2006. If our understanding is correct, please revise this schedule in future filings to reflect bad debt expense and income from recoveries of previously written-off amounts on a gross basis, as we believe this is important information to provide your investors.

Item 9A. – Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 68

7. We note your disclosure that your "principal executive officer and principal financial officer have concluded that such disclosure controls and procedures were effective as of the end of the fiscal year covered by this annual report of Form 10-K to ensure that material information relating to Worthington Industries, Inc. and our consolidated subsidiaries is made known to them, particularly during the period for which periodic reports of Worthington Industries, Inc., including this Annual Report on Form 10-K are being prepared." Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and your chief financial officer, to allow timely decisions regarding required disclosure _and_ that information you are required to disclose in the reports that you file with under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms (see definitions in Rules 13a-15(e) and 15d-15(e)). Alternatively, in future filings you may simply state that your disclosure controls and procedures are effective or ineffective, without providing any part of the definition.

8. We read in the first paragraph that your disclosure controls and procedures are designed to provide reasonable assurance. We read in the second paragraph that because of inherent limitations, disclosure controls and procedures can only provide reasonable, and not absolute, assurance that the objectives of disclosure controls and procedures are met. Please confirm to us, and revise future filings to state, that you concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Alternatively, you may revise future filings to remove all references to reasonable assurance.

Changes in Internal Control Over Financial Reporting, page 70

9. We note your disclosure that "There were no changes, except for the continued implementation of the new enterprise resource planning (ERP) system mentioned below,…in [your] internal controls over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that have materially affected, or are reasonably likely to materially affect, [your] internal control over financial reporting." Please confirm to us, and if applicable revise future filings to clarify, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. We believe that your current wording is unclear.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jennifer Thompson, Staff Accountant, at (202)551-3737 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief